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January 6, 2011

Filed via EDGAR

Lyn Shenk, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           Genmed Holding Corp.
     Form 10-K for Fiscal Year Ended December 31, 2009
                 Filed on April 15, 2010
                File No. 000-26607

Dear Mr. Shenk:

On behalf of Genmed Holding Corp., Commission File Number 000-26607, as per our conversation, it was agreed with you that we will file our complete response on or before Thursday, January 20, 2011.   If you have any questions please feel free to call me. Thank you.

Sincerely,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire

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